PE 4/27/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



15007876

Received SEC
JUN 10 2015
Washington, DC 20549

June 10, 2015

Act: 1934
Section: 14a-8 (OD?)
Rule:
Public
Availability: 6-10-15

Steven E. Bochner
Wilson Sonsini Goodrich & Rosati
sbochner@wsgr.com

Re: NetApp, Inc.
Incoming letter dated April 27, 2015

Dear Mr. Bochner:

This is in response to your letter dated April 27, 2015 concerning the shareholder proposal submitted to NetApp by John Chevedden. We also have received a letter from the proponent dated May 1, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

June 10, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NetApp, Inc.
Incoming letter dated April 27, 2015

The proposal requests that the board take the steps necessary so that each voting requirement in NetApp's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary, this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

There appears to be some basis for your view that NetApp may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that NetApp's policies, practices and procedures compare favorably with the guidelines of the proposal and that NetApp has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if NetApp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16 ***FISMA & OMB MEMORANDUM M-07-16***

May 1, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
NetApp, Inc. (NTAP)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the April 27, 2015 no-action request.

The company failed to include an exhibit of its current Charter.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Elizabeth O'Callahan <Beth.O'Callahan@netapp.com>

[NTAP: Rule 14a-8 Proposal, March 24, 2015]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our bylaws.

Please vote to protect shareholder value:

Simple Majority Vote – Proposal [4]

WSGR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

STEVEN E. BOCHNER
Internet: sbochner@wsgr.com
Direct Dial: (650) 354-4110

April 27, 2015

BY EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal From John Chevedden Submitted to NetApp, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, NetApp, Inc., a Delaware corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by John Chevedden (the "Proponent") from the proxy materials (the "2015 Proxy Materials") to be distributed by the Company in connection with its 2015 Annual Meeting of Shareholders (the "2015 Annual Meeting").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter to the Staff. Simultaneously, pursuant to Rule 14a-8(j), we are sending a copy of this letter to the Proponent as notice of the Company's intention to exclude the Proposal from the 2015 Proxy Materials. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax to the Company only. Also pursuant to Rule 14a-8(j), this letter is being filed no later than 80 calendar days before the Company intends to file its definitive proxy statement and form of proxy.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Staff or the Commission. Accordingly, the Company is taking this opportunity to remind the Proponent that if he submits correspondence to the Staff or the Commission with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

AUSTIN BEIJING BRUSSELS HONG KONG LOS ANGELES NEW YORK PALO ALTO SAN DIEGO
SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

1. The Proposal

The Proposal, which is attached as Exhibit A, requests that the Company's Board of Directors take the steps necessary so that each voting requirement in the Company's certificate of incorporation (the "Charter") and bylaws (the "Bylaws") that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals or a simple majority in compliance with applicable laws.

2. Basis for Exclusion

The Company requests that the Staff concur in its view that it may exclude the Proposal from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has already been substantially implemented. More precisely, the Proposal cannot be implemented because the Company has previously eliminated all supermajority voting requirements from the Charter and Bylaws.

3. Analysis

(a) Background of Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976).

Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by a company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). In the 1983 Release, the Commission adopted a revised interpretation of the rule to permit the omission of shareholder proposals that had been "substantially implemented," and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it has already taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., NETGEAR, Inc.* (Mar. 31, 2015); *CVS Caremark Corp.* (Feb. 27, 2014); *Exelon Corp.*

(Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (Mar. 23, 2009); *Exxon Mobil Corp.* (Jan. 24, 2001); *Masco Corp.* (Mar. 29, 1999); *The Gap, Inc.* (Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991).

(b) The Proposal Has Already Been Substantially Implemented

The Company has already substantially implemented the Proposal because the Charter and Bylaws do not contain any supermajority voting requirements. On September 13, 2013, the Company's shareholders approved amendments to the Charter to eliminate all supermajority voting requirements from the Charter. In connection with that approval, an amendment to the Bylaws became effective that eliminated all supermajority voting requirements from the Bylaws. All of these supermajority voting requirements were replaced with majority of outstanding shares voting requirements.

The Staff has consistently concurred that similar shareholder proposals calling for the elimination of provisions requiring "a greater than simple majority vote" are excludable under Rule 14a-8(i)(10) where the supermajority voting provisions are eliminated from a company's governing documents. *See, e.g., CVS Caremark Corp.* (Feb. 27, 2014) (concurring with the exclusion under Rule 14a-8(i)(10) of a similar shareholder proposal where the company's shareholders previously approved amendments to its certificate of incorporation to eliminate all supermajority voting standards); *Hewlett-Packard Co.* (Dec. 19, 2013) (concurring with the exclusion under Rule 14a-8(i)(10) of a similar shareholder proposal where the company's board of directors approved amendments to its bylaws that would eliminate the supermajority voting standards required for amendments to the bylaws); *McKesson Corp.* (Apr. 8, 2011) (concurring with the exclusion under Rule 14a-8(i)(10) of a similar shareholder proposal where the company's board of directors approved amendments to its certificate of incorporation and bylaws that would eliminate the supermajority voting standards required for amendments to the certificate of incorporation and bylaws); *Express Scripts, Inc.* (Jan. 28, 2010) (same).

The Charter and Bylaws do contain certain provisions requiring the approval of a majority of outstanding shares in certain instances. The Staff has also consistently concurred that shareholder proposals calling for the elimination of provisions requiring "a greater than simple majority vote" are excludable under Rule 14a-8(i)(10) where a company's governing documents set shareholder voting thresholds at a majority of the company's outstanding shares. For example, in *McKesson Corp.* (Apr. 8, 2011), the Staff concurred that a similar shareholder proposal was substantially implemented where the company's board of directors approved amendments to its certificate of incorporation and bylaws that would eliminate the supermajority voting standards required for amendments to the certificate of incorporation and bylaws and replaced such standards with a voting standard based on a majority of the outstanding shares. Similarly, in *Express Scripts, Inc.* (Jan. 28, 2010), the Staff concurred that a similar shareholder proposal was substantially implemented where the company's board of directors approved a bylaw amendment that lowered the voting standard required to approve certain bylaw amendments from 66⅔% of the outstanding shares to a majority of the outstanding shares. *See also American Tower Corp.* (Apr. 5, 2011) (concurring with the exclusion under Rule 14a-8(i)(10) of a similar shareholder proposal where the company's board of directors approved submitting an amendment to the certificate of incorporation to the company's shareholders for approval that had the effect reducing the shareholder vote required to amend the bylaws from 66⅔% to a majority of the then-outstanding shares); *Celgene Corp.* (Apr. 5, 2010) (concurring with the exclusion under Rule 14a-8(i)(10) of a similar shareholder proposal where a bylaw provision requiring a supermajority vote was eliminated and replaced by a majority of outstanding shares voting standard).

4. Conclusion

The Company requests that the Staff concur with its view that, for the reasons stated above, it may exclude the Proposal from the 2015 Proxy Materials.

* * *

Should the Staff require additional information in support of the Company's position, please do not hesitate to contact me at the telephone number appearing on the first page of this letter.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



Steven E. Bochner

Enclosures

cc: Elizabeth O'Callahan, Esq., NetApp, Inc.
Amy Meese, Esq., NetApp, Inc.
John Chevedden (by email) ***FISMA & OMB MEMORANDUM M-07-16***

Exhibit A

[please see attached]

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16 ***FISMA & OMB MEMORANDUM M-07-16***

Mr. Matthew Fawcett
Corporate Secretary
NetApp, Inc. (NTAP)
495 E. Java Dr
Sunnyvale CA 94089
Phone: 408 822-6000
FX: 408 822-4501
FX: 408-716-2494

Dear Mr. Fawcett,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB MEMORANDUM M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to olmsted7p (at) earthlink.net.

Sincerely,

John Chevedden

FISMA & OMB MEMORANDUM M-07-16

March 24, 2015
Date

cc: Deanna M. Butler <Deanna.Butler@netapp.com>
Senior Director, Legal
Elizabeth OCallahan <Beth.O'Callahan@netapp.com>
Amy Meese <Amy.Meese@netapp.com>

[NTAP: Rule 14a-8 Proposal, March 24, 2015]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our bylaws.

Please vote to protect shareholder value:

Simple Majority Vote – Proposal [4]

Notes:

John Chevedden, ***FISMA & OMB MEMORANDUM M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB MEMORANDUM M-07-16***